Exhibit 99.1

Vermilion Energy Inc. Announces Strong Production and Reserves Growth in 2012

CALGARY, March 4, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX - VET) is pleased to report interim operating and unaudited financial results for the three months and year ended December 31, 2012.

HIGHLIGHTS

•	Recorded average production of 37,803 boe/d in 2012, an increase of 7% as compared to 35,202 boe/d in 2011. Fourth quarter 2012 production remained relatively flat at 36,265 boe/d compared to 36,546 boe/d in the third quarter of 2012 and 36,654 boe/d in the fourth quarter of 2011. Fourth quarter production was lower than capability due to the shut-in of certain dry gas production in Canada with the objective of securing higher sales prices for this product in the future, and was modestly reduced by downtime associated with both planned and unplanned platform maintenance activities in Australia. The increase in annual production volumes is largely attributable to strong growth in Cardium light oil production in Canada and incremental Brent-based crude production associated with the first of two France acquisitions completed by Vermilion in 2012.
•	Generated fund flows from operations ("FFO") of $557.7 million ($5.69 per share) for full year 2012, compared to $474.3 million ($5.22 per share) in 2011. Fourth quarter 2012 FFO was $141.7 million ($1.43 per share), compared to $137.1 million ($1.39 per share) in the third quarter of 2012 and $136.9 million ($1.46 per share) in the fourth quarter of 2011. Fourth quarter and full year 2012 FFO was adversely affected by the timing of shipments which resulted in combined France and Australia crude oil inventory builds of approximately 260,000 bbls and 215,000 bbls, respectively.
•	Closed 2012 with net debt of $677.2 million and a net debt to 2012 FFO ratio of 1.2 times.
•	Achieved significant growth in Cardium light oil production which averaged more than 7,600 boe/d in 2012, doubling from 2011 average production of approximately 3,800 boe/d. Vermilion continues to advance its Cardium light oil play, participating in the drilling of 72 (51.6 net) wells during the year. Improvements in well design and completions, including the implementation of water- based fracture technologies, multi-well pad drilling, and extended horizontal sections, have resulted in a meaningful reduction in well costs from more than $5 million per section at the start of development to approximately $3 million per section in the fourth quarter of 2012.
•	Increased the Company's exposure to Brent-based crude oil production through the completion of two acquisitions in France. In January 2012, the Company acquired certain working interests in six producing fields in the Paris and Aquitaine basins, which added more than 2,000 boe/d of incremental production volumes. In December 2012 Vermilion completed a further acquisition of approximately 850 boe/d of 100% working interest light Brent-based crude oil production in the Paris Basin. Both of these transactions were characterized by strong acquisition metrics and were comprised of assets well aligned to Vermilion's pre-existing French operations, further strengthening the Company's position as the leading oil producer in France.
•	In Ireland, Corrib tunneling activities related to completion of its nine kilometre onshore pipeline project commenced in late December 2012. Tunneling, construction and installation activities, commissioning and start-up are anticipated to take approximately two years to complete. The project is anticipated to produce first gas in late 2014 or early 2015 and to reach peak production levels in mid-2015.
•	In 2012, Vermilion announced a significant position in the emerging Duvernay liquids-rich natural gas resource play. The Company has currently assembled 270 net sections of largely contiguous lands, diversified across the breadth of the liquids-rich natural gas fairway, at a cost of approximately $74 million or $425 /acre. During 2012, the Company completed two vertical appraisal wells and has completed a third vertical appraisal well subsequent to year-end. Vermilion's Duvernay rights underlie the Company's existing Cardium and Mannville development projects, providing the potential to leverage existing Company infrastructure and to generate timing, operational and infrastructure cost advantages.
•	An independent reserve assessment completed by GLJ Petroleum Consultants Ltd. ("GLJ") with an effective date of December 31, 2012, resulted in an increase of 9.1% in total proved ("1P") reserves to 105.3 million boe, while total proved plus probable ("2P") reserves increased 12.7% to 164.9 million boe.
•	An independent resource assessment completed by GLJ with an effective date of December 31, 2012, indicate a best estimate for contingent and prospective resources of 160.9 million boe and 249.4 million boe, respectively. Reserve life index increased to 12.5 years for 2P reserves and 8.0 years for 1P reserves based on year-end 2012 reserves estimates and annualized fourth quarter 2012 production.
•	Vermilion announced Board of Directors approval of a 5.3% increase in the monthly cash dividend to $0.20 per share. This was the second increase since initiating a dividend ten years ago. The Company has never reduced its dividend. The increase became effective for the January 2013 dividend paid on February 15, 2013.
•	Vermilion ranked first in its peer group for total shareholder return for the year ending December 31, 2012. The Company generated a positive total return to investors of 19.6% for the year, compared to a peer group average of negative 18.1%. Over the past five years, Vermilion has generated a compound annualized rate of return of 13.1%, compared to a peer group average of 6.2%.

Reserves and resources information in this news release is a summary only and is subject to the information set forth in Vermilion's news release dated March 4, 2013 entitled "Vermilion Energy Inc. Announces 2012 Year-end Summary Reserves and Resource Information".

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Monday, March 4, 2013 at 9:00 AM MST (11:00 AM EST).  To participate, you may call toll free 1-877-407-9205 (North America) or 1-201-689-8054 (International).  The conference call will also be available on replay by calling 1-877-660-6853 (North America) or 1-201-612-7415 (International) using conference ID number 407099.  The replay will be available until midnight eastern time on March 11, 2013.

You may also listen to the audio webcast by clicking www.investorcalendar.com/IC/CEPage.asp?ID=170376 or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
GJ	gigajoules
boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas on the basis of one boe for six mcf of natural gas
mboe	thousand barrel of oil equivalent
mmboe	million barrel of oil equivalent
boe/d	barrel of oil equivalent per day
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in U.S. dollars at Cushing, Oklahoma
AECO	the daily average benchmark price for natural gas at the AECO 'C' hub in southeast Alberta
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve or resource quantities and the discounted present value of future net cash flows from such reserves or resources;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial natural gas; and the estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial strength and business objectives and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plans;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves and resource estimates and reserves life;
•	the uncertainty of estimates and projections relating to production and associated expenditures;
•	potential delays or changes in plans with respect to exploration or development projects
•	Vermilion's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves and convert resources to reserves through exploration and development activities;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

In accordance with National Instruments 51-101, natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

HIGHLIGHTS

	Three Months Ended			Year Ended
($M except as indicated)	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
Financial	2012	2012	2011	2012	2011
Petroleum and natural gas sales	241,233	284,838	275,172	1,083,103	1,031,570
Fund flows from operations [1]	141,737	137,094	136,883	557,728	474,336
Fund flows from operations ($/basic share)	1.43	1.39	1.46	5.69	5.22
Fund flows from operations ($/diluted share)	1.41	1.37	1.44	5.62	5.14
Net earnings	56,914	30,798	(30,243)	190,622	142,821
Net earnings per share ($/basic share)	0.58	0.31	(0.32)	1.94	1.57
Capital expenditures	157,035	106,255	152,251	452,538	490,780
Acquisitions	209,254	-	12,777	315,438	50,878
Asset retirement obligations settled	8,424	1,968	7,559	13,739	23,071
Cash dividends ($/share)	0.57	0.57	0.57	2.28	2.28
Dividends declared	56,435	56,196	53,871	223,717	207,846
Net dividends [1]	37,967	38,945	37,069	151,659	148,765
% of fund flows from operations, gross	40%	41%	39%	40%	44%
% of fund flows from operations, net	27%	28%	27%	27%	31%
Total net dividends, capital expenditures and asset retirement obligations	203,426	147,168	196,879	617,936	662,616
% of fund flows from operations	144%	107%	144%	111%	140%
% of fund flows from operations (excluding the Corrib project)	129%	93%	131%	99%	123%
Net debt [1]	677,231	549,491	428,961	677,231	428,961
Return on shareholders' equity				14%	12%
Operational
Production
Crude oil (bbls/d)	23,699	23,047	22,096	23,971	20,979
NGLs (bbls/d)	1,176	1,245	1,312	1,299	1,355
Natural gas (mcf/d)	68,344	73,524	79,478	75,200	77,207
Total (boe/d)	36,265	36,546	36,654	37,803	35,202
Average realized prices
Crude oil and NGLs ($/bbl)	96.74	100.70	105.49	101.07	104.58
Natural gas ($/mcf)	7.15	6.12	6.57	6.17	6.35
Production mix (% of production)
% priced with reference to WTI	25%	23%	21%	24%	17%
% priced with reference to AECO	14%	16%	20%	16%	21%
% priced with reference to European gas	17%	17%	16%	17%	16%
% priced with reference to Dated Brent	44%	44%	43%	43%	46%
Netbacks ($/boe) [1]
Operating netback	57.54	55.02	54.86	55.48	51.53
Fund flows netback	46.07	38.66	40.60	40.96	36.93
Operating expenses	14.18	13.27	12.01	13.10	12.64
Average reference prices
WTI (US $/bbl)	88.18	92.22	94.06	94.20	95.12
Dated Brent (US $/bbl)	110.02	109.61	109.31	111.58	111.27
AECO ($/GJ)	3.05	2.17	3.01	2.26	3.43
Average foreign currency exchange rates
CDN $/US $	0.99	0.99	1.02	1.00	0.99
CDN $/Euro	1.29	1.25	1.38	1.29	1.38
Share information ('000s)
Shares outstanding
Basic	99,135	98,729	96,430	99,135	96,430
Diluted [1]	101,913	101,149	98,778	101,913	98,778
Weighted average shares outstanding
Basic	98,944	98,523	93,616	98,016	90,878
Diluted	100,425	99,748	95,082	99,294	92,272

[1]	The above table includes non-GAAP measures which may not be comparable to other companies. Please see the "Non-GAAP Measures" section of Management's Discussion and Analysis.

2012 IN REVIEW AND 2013 OUTLOOK

The strength of Vermilion's global commodity exposure and continued robust operations were highlighted in 2012.  The Company's operating and fund flows netbacks, both before and after tax, continued to improve in 2012, while many of Vermilion's Canadian peers struggled with low Canadian gas prices and wide differentials for Canadian crude products relative to West Texas Intermediate (WTI), which itself remains at a significant discount to Brent-based crude.  The Company complimented this positive price exposure with steady execution across its operating regions. Year-over-year total production increased 7%, driven by the acquisition of Brent-based oil in France and a 14% increase in Canadian production despite the intentional shut-in of significant dry natural gas production volumes during the second half of the year.

The pricing differentials witnessed in 2011 continued throughout 2012 with Brent-based crude averaging a US$17.38 /bbl premium to WTI. This afforded Vermilion a significant competitive advantage with approximately 43% of 2012 production volumes comprised of Brent-based crude production and a further 17% comprised of high-netback European gas.  Vermilion's European gas received an average price of $9.70 /mcf in 2012 as compared to a realized average price of $2.52 /mcf for natural gas indexed to AECO in Canada. The Company's global commodity profile and increasing exposure to crude oil and liquids enabled it to achieve year-over-year growth in fund flows from operations of nearly 18%, outpacing production growth of 7%.  In the near term, growth in fund flows from operations is expected to continue to outpace production growth as the Company continues to benefit from its global exposure and increasing leverage to high netback oil and European gas production.

Development capital spending was $452.5 million in 2012 compared to $490.8 million in 2011. 2012 spending was in-line with the most recent guidance (November 14, 2012) of $450 million.  During 2012, Vermilion completed two acquisitions in France for total consideration of $181.1 million as well as payment of the final installment for the Corrib acquisition of $134.3 million (US$135 million).

Vermilion focused its 2012 Canadian activities on continued development of the Cardium light oil play. Average Cardium related production of over 7,600 boe/d was double 2011 production of 3,800 boe/d.  Vermilion's per well production rates have remained consistently above its peers in the West Pembina region reflecting the high quality of the reservoir underlying the Company's land base.  At the current drilling rate of 40 to 60 wells per year, production is anticipated to reach a peak of 12,000 to 14,000 boe/d in the next two to three years.  In any resource play, cost containment is key.  Completion of the Company's 15,000 bbl/d oil battery in 2011 has enabled Vermilion to achieve top quartile operating costs of less than $6 /bbl on operated production and provides the necessary infrastructure for full scale development of the Cardium light oil play.  Furthermore, the Company's continued implementation of improved completion technology and well design, including the implementation of water-based fracture technologies, multi-well pad drilling, and extended horizontal sections, has resulted in a meaningful reduction in well costs from more than $5 million per section at the start of development to approximately $3 million per section in the fourth quarter of 2012.  As development progresses, the Company anticipates the drilling of additional long-reach horizontal wells which should continue to drive well costs lower on a per section basis. At the end of 2012, Vermilion had drilled 119 net physical (132 net section equivalent) Cardium wells and carried a drillable inventory of 261 net section equivalent Cardium wells resulting in a five-to-six year inventory of drillable locations at the current pace of development.  The Company has also identified a further 120 prospective locations which are currently classified as contingent due to their marginal economics in the current pricing environment, but could be drilled in the future with improvements in technology, costs or commodity prices.  For 2013, development activities in Canada will focus primarily on continued development of the Cardium with plans for an approximate 50 (42 net) well Cardium program in addition to a 6 (2.3 net) well Mannville liquids-rich gas program.

During the year, the Company announced a significant position in the emerging Duvernay liquids-rich natural gas resource play. To date, Vermilion has amassed 270 net sections in two large contiguous land blocks spanning the full breadth of the liquids-rich natural gas fairway. Leveraging its early entry strategy, the Company has been able to build this position at a cost of approximately $425 /acre. During 2012, the Company completed two vertical appraisal wells, and has completed a third vertical appraisal well subsequent to year-end.  Vermilion's Duvernay rights underlie the Company's existing Cardium development project, providing the potential to leverage existing Company infrastructure to create timing, operational and infrastructure cost advantages. In addition to its Cardium and Duvernay rights in the region, the Company also has a large inventory of more conventional, Mannville based liquids-rich natural gas development opportunities including the Ellerslie, Notikewin and Fahler zones. With the addition of the Duvernay, Vermilion now has exposure to three distinct development opportunities in this core operating region that have the potential to deliver growth for the Company into the second half of the decade.

Vermilion continues to benefit from strong Brent-based pricing on its Australia production, enhancing the Wandoo field's contribution as a strong cash flow generator for the Company. A drilling program originally planned for late 2012 was deferred due to delayed receipt of the offshore drilling rig. Subsequent to year-end Vermilion has received a drilling rig and commenced drilling of its two-well program at Wandoo. The two wells will be sidetracks that utilize existing well bores and are expected to come on-stream shortly following their completion in the second quarter of 2013.  However, with the cyclone season typically occurring from December through March, there is the potential for the Company to experience some weather related delays. Vermilion believes it can sustain production at Wandoo of approximately 6,000 and 8,000 bbls/d for the foreseeable future with subsequent drill programs expected to occur approximately every two years.

In France, the Company completed two separate acquisitions in addition to its annual workover and recompletions programs. In January 2012, the Company acquired certain working interests in six producing fields located in the Paris and Aquitaine basins for a cash cost of approximately $106 million. With incremental production of more than 2,000 boe/d and an estimated 6.7(1) million boe of proved plus probable reserves (96% crude oil), the acquisition reflected the advantage of Vermilion's international exposure adding Brent crude production and reserves at attractive acquisition metrics of approximately $48,000 per boe/d and $15.80 /boe of proved plus probable reserves(1). In December 2012, Vermilion completed a further acquisition of approximately 850 boe/d of 100% working interest Brent crude oil production in the Paris Basin, with proved plus probable developed producing reserves(2) of approximately 6.3 million boe at December 31, 2012. Vermilion paid approximately $75 million for the acquisition, resulting in acquisition metrics of approximately $88,000 per boe/d and $12.00 /boe of proved plus probable developed producing reserves(2). Both acquisitions were complimentary to the Company's existing France assets and further strengthened Vermilion's position as the leading oil producer in France.  For 2013, Vermilion will continue to focus on its annual workover and recompletion programs in addition to a four-well infill drilling program in the Champotran field. The Company will also work toward fully integrating its 2012 acquisitions and identifying further optimization and cost reduction opportunities.

In the Netherlands, Vermilion completed the tie-in of the De Hoeve-1 exploration well (previously drilled in 2009) during the second quarter of 2012, followed by the drilling of two new gas wells in the second (Vinkega-2) and third (Eernwoude-2) quarters of 2012. The Eernwoude-2 well was subsequently brought on production late in the fourth quarter of 2012.  Also during the fourth quarter, the Company received the necessary partner approvals and initiated a project to debottleneck the Garijp gas gathering system, planned for completion during the second quarter of 2013 that is expected to enable production from the Vinkega-2 well to be brought on-stream.  Pipeline construction for the Company's Langezwaag-1 well (drilled in the fourth quarter of 2011) was completed late in 2012, and the well is currently expected to come on production following completion of surface facilities in the second quarter of 2013.  In December of 2012, Vermilion was awarded an exploration license for the Opmeer concession, comprising more than 56,000 acres and located directly west of the Company's existing Slootdorp concession.  For 2013, Vermilion is planning a two-to-three-well drilling program in the Netherlands.

In Ireland, the Corrib tunnel boring machine has been installed and tunneling activities related to completion of the nine kilometre onshore pipeline project commenced on December 16, 2012. Tunneling, construction and installation activities, commissioning and start-up are anticipated to take approximately two years to complete.  With five wells currently drilled, tested and ready for production, and construction of related pipelines and facilities largely complete, the project is anticipated to produce first gas in late 2014 or early 2015, and to reach peak production levels of approximately 55 mmcf/d (9,000 boe/d) net to Vermilion in mid-2015.

Vermilion currently expects average production volumes between 39,000 and 40,500 boe/d for 2013, with the mid-point of that range representing approximately 5% production growth over 2012. Looking forward, Vermilion remains positioned to deliver on its production goal of 50,000 boe/d in 2015.  Over the next several years, the Company anticipates growth to be driven by continued development of the Cardium light oil play in Western Canada, high-netback natural gas drilling opportunities in the Netherlands, and the onset of production at Corrib. France and Australia production is anticipated to remain relatively stable over that same time period while generating significant free cash flow given the strong weighting toward Brent-based crude oil production. The Company's medium-term and longer-term growth is anticipated to come from focused development of emerging resource plays in Canada and the greater European region.

As a means to positioning Vermilion for participation in medium to longer-term resource-based growth opportunities, the Company launched its New Growth Initiative in early 2010 to identify and secure low-cost, early-entry positions in emerging resource opportunities in Canada and the greater European region. In 2012, the Company signed an exploration permit for 2.34 million acres in Morocco and unveiled a significant position in the emerging Duvernay liquids-rich natural gas resource play. The Company is positioned to develop these and other emerging opportunities with the free cash flow anticipated from Corrib and its other international operations.

Vermilion's success in 2012 was best reflected by the Company's announced 5.3% increase in the monthly cash dividend to $0.20 per share. This was the Company's second increase since initiating a dividend ten years ago. Vermilion has never reduced its dividend. The increase was effective for the January 2013 dividend payable on February 15, 2013. For 2012, Vermilion was able to fully fund net dividends and development capital expenditures (excluding capital investment for its Corrib asset) with fund flows from operations.

Vermilion continues to be recognized for excellence in its business practices. For the third year in a row, Vermilion was recognized as one of the Top 25 Best Workplaces in Canada and France by the Great Place to Work® Institute. In the Globe and Mail's annual Board Games survey on corporate governance, Vermilion ranked second among oil and gas companies and 15th among over 200 Canadian corporations.

During 2012, Vermilion announced that Mr. Loren Leiker has joined Vermilion's Board of Directors.  Mr. Leiker brings significant resource play experience and will provide guidance regarding Vermilion's global resource development initiatives.

Vermilion previously announced it has initiated the process for a secondary listing of the Company's common shares on the NYSE Euronext's New York Stock Exchange ("NYSE").  Pending final application approvals, the Company currently expects its shares will be listed on the NYSE on or about March 12, 2013 under the ticker symbol "VET".  As an international oil and gas producer, Vermilion believes the secondary listing may assist in broadening its shareholder base and improving share liquidity.

With the increasing certainty for Corrib development timing and the strength of anticipated fund flows from operations both prior to and following Corrib first gas, Vermilion is confident it can achieve its future growth objectives and continue to provide a reliable and potentially growing dividend stream to investors. The Company believes its balance sheet is capable of funding Corrib development through to first gas while remaining within acceptable net debt to fund flows from operations ratio limits, leaving Vermilion well positioned to execute its capital-efficient growth-and-income model. The management and directors of Vermilion continue to control approximately 8% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders.

[1]	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ in a report dated October 14, 2011 with an effective date of December 31, 2011.

[2]	Estimated proved plus probable developed producing reserves attributable to the Acquisition as evaluated by GLJ in a report dated November 13, 2012 with an effective date of December 31, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated February 28, 2013, of Vermilion Energy Inc.'s ("Vermilion" or the "Company") operating and financial results as at and for the three months and year ended December 31, 2012 compared with the corresponding periods in the prior year.

For a complete copy of Vermilion's 2012 financial statements and related MD&A, please refer to SEDAR at www.sedar.com or Vermilion's website at www.vermilionenergy.com.  These documents will be made available on or before March 31, 2013.

Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These non-GAAP measures do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities.

"Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital.

"Fund flows from operations (excluding the Corrib project)" represents fund flows from operations excluding expenses related to the Corrib project.  Management believes that by excluding expenses related to the Corrib project, fund flows from operations (excluding the Corrib project) provides a useful measure of Vermilion's ability to generate cash from its current producing assets.

The most directly comparable GAAP measure to fund flows from operations and fund flows from operations (excluding the Corrib project) is cash flows from operating activities.

Cash flows from operating activities as presented in Vermilion's consolidated statements of cash flows are reconciled to fund flows from operations and fund flows from operations (excluding the Corrib project) as follows:

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Cash flows from operating activities	99,907	148,301	158,639			496,580	447,092
Changes in non-cash
operating working capital	33,406	(13,175)	(29,315)			47,409	4,173
Asset retirement obligations settled	8,424	1,968	7,559			13,739	23,071
Fund flows from operations	141,737	137,094	136,883	3%	4%	557,728	474,336	18%
Expenses related to the Corrib project	2,023	2,171	2,619			8,902	10,472
Fund flows from operations
(excluding the Corrib project)	143,760	139,265	139,502	3%	3%	566,630	484,808	17%

"Cash dividends per share" represents cash dividends declared per share by Vermilion.

"Net dividends" are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan, both as presented in Vermilion's consolidated statements of changes in shareholders' equity.  Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion which is being used to fund dividends.  Dividends declared is the most directly comparable GAAP measure to net dividends.

"Total net dividends, capital expenditures and asset retirement obligations settled" are net dividends plus the following amounts from Vermilion's consolidated statements of cash flows:  drilling and development, exploration and evaluation, and asset retirement obligations settled.

"Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)" are total net dividends, capital expenditures and asset retirement obligations settled excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

Total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reviewed by management and are assessed as a percentage of fund flows from operations and fund flows from operations (excluding the Corrib project) to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential future acquisitions and capital expenditures.

Dividends declared, total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reconciled to their most directly comparable GAAP measures as follows:

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011	2012	2011
Dividends declared	56,435	56,196	53,871	223,717	207,846
Issuance of shares pursuant to the dividend reinvestment plan	(18,468)	(17,251)	(16,802)	(72,058)	(59,081)
Net dividends	37,967	38,945	37,069	151,659	148,765
Drilling and development	151,157	96,212	129,478	413,221	411,227
Exploration and evaluation	5,878	10,043	22,773	39,317	79,553
Asset retirement obligations settled	8,424	1,968	7,559	13,739	23,071
Total net dividends, capital expenditures and asset retirement obligations settled	203,426	147,168	196,879	617,936	662,616
Capital expenditures and asset retirement obligations settled related to the
Corrib project	(18,092)	(17,164)	(13,869)	(58,666)	(68,260)
Total net dividends, capital expenditures and asset retirement obligations settled
(excluding the Corrib project)	185,334	130,004	183,010	559,270	594,356

"Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets.  Net debt is used by management to analyze the financial position and leverage of Vermilion.  The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion's consolidated balance sheets is reconciled to net debt as follows:

	As At
	Dec 31,	Dec 31,
($M)	2012	2011
Long-term debt	642,022	373,436
Current liabilities	355,711	491,184
Current assets	(320,502)	(435,659)
Net debt	677,231	428,961

"Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions.

"Diluted shares outstanding" is the sum of shares outstanding at the period end plus outstanding awards under Vermilion's equity based compensation plan, based on current estimates of future performance factors and forfeitures. The most directly comparable GAAP measure is shares outstanding.

Shares outstanding is reconciled to diluted shares outstanding as follows:

	As At
	Dec 31,	Sept 30,	Dec 31,
('000s of shares)	2012	2012	2011
Shares outstanding	99,135	98,729	96,430
Potential shares issuable pursuant to the equity based compensation plan	2,778	2,420	2,348
Diluted shares outstanding	101,913	101,149	98,778

2012 REVIEW AND 2013 GUIDANCE

The following table summarizes Vermilion's 2012 actual results as compared to guidance and Vermilion's 2013 guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2012 Guidance	December 21, 2011	375	37,000 to 38,000
2012 Guidance (Update)	May 4, 2012	450	37,000 to 38,000
2012 Guidance (Update)	November 1, 2012	465	37,000 to 38,000
2012 Guidance (Update)	November 14, 2012	450	37,000 to 38,000
2012 Actual	February 28, 2013	453	37,803
2013 Guidance	November 14, 2012	485	39,000 to 40,500

On May 4, 2012, concurrent with the release of first quarter 2012 operating and financial results, Vermilion announced an increase to its 2012 planned capital expenditures to approximately $450 million, a 20% increase from its previous budget of $375 million announced in December 2011.  The additional capital was primarily targeted at Cardium drilling and completions.

On November 1, 2012, concurrent with the release of third quarter 2012 operating and financial results, Vermilion updated its 2012 capital expenditure guidance to $465 million, subject to variability with respect to timing of the Company's Australian drilling activities. However, as a result of delays in the arrival of our Australian drilling rig, the Company announced a revision in the 2012 capital expenditure guidance to $450 million on November 14, 2012.

OPERATIONAL ACTIVITIES

Canada

Vermilion drilled 76 (54.7 net) wells during 2012, including 59 (47.5 net) operated Cardium horizontal wells and 13 (4.0 net) non-operated Cardium wells. The Company also drilled three (3 net) vertical appraisal wells in the Duvernay trend. Fourth quarter 2012 activity comprised the drilling of 25 (16.7 net) Cardium wells and the drilling of our second Duvernay test well.

France

Vermilion completed a number of workovers in both the Paris and Aquitaine Basins. Further work included the dry-docking and structural overhaul of our Parentis workover barge, which was returned to water in late December. The Company also re-commissioned two oil tanks, one on the Chaunoy battery and the other on the Vic Bihl battery associated with the Company's January 2012 acquisition.

Netherlands

In 2012, Vermilion drilled two (1.4 net) new wells, Vinkega-2 and Eernwoude-2.  The Eernwoude-2 well was subsequently brought on production late in the fourth quarter of 2012.  During the fourth quarter, the Company also received necessary partner approvals and initiated a debottlenecking project at Garijp, planned for completion during the second quarter of 2013 that is expected to enable production additions from the Vinkega-2 well to be brought on-stream.  During the second quarter of 2012, Vermilion completed the tie-in of the De Hoeve-1 exploration well (drilled in 2009) and initiated production from the Rotliegend zone.  Pipeline construction for the Company's Langezwaag-1 well (drilled in the fourth quarter of 2011) was completed late in 2012 and the well is expected to come on production following the anticipated completion of surface facilities in the second quarter of 2013.  In December, Vermilion was awarded the exploration license for the Opmeer concession located directly west of the Company's existing Slootdorp concession.

Australia

The two well drilling program at Wandoo which was originally planned for late 2012 was deferred into 2013 due to late receipt of the drilling rig. During the second half of 2012, Vermilion completed both planned annual maintenance and unplanned equipment repairs which led to higher than normal downtime.

PRODUCTION

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada
Crude oil & NGLs (bbls/d)	9,089	8,526	7,837	7%	16%	8,891	5,998	48%
Natural gas (mmcf/d)	31.41	35.54	43.96	(12%)	(29%)	37.50	43.38	(14%)
Total (boe/d)	14,323	14,449	15,163	(1%)	(6%)	15,142	13,227	14%
% of consolidated	40%	40%	41%			40%	38%
France
Crude oil (bbls/d)	9,843	9,767	7,819	1%	26%	9,952	8,110	23%
Natural gas (mmcf/d)	3.91	3.39	0.94	15%	316%	3.59	0.95	278%
Total (boe/d)	10,495	10,333	7,976	2%	32%	10,550	8,269	28%
% of consolidated	29%	28%	22%			28%	23%
Netherlands
NGLs (bbls/d)	70	41	66	71%	6%	67	58	16%
Natural gas (mmcf/d)	33.03	34.59	34.58	(5%)	(4%)	34.11	32.88	4%
Total (boe/d)	5,574	5,806	5,829	(4%)	(4%)	5,751	5,538	4%
% of consolidated	15%	16%	16%			15%	16%
Australia
Crude oil (bbls/d)	5,873	5,958	7,686	(1%)	(24%)	6,360	8,168	(22%)
% of consolidated	16%	16%	21%			17%	23%
Consolidated
Crude oil & NGLs (bbls/d)	24,875	24,292	23,408	2%	6%	25,270	22,334	13%
% of consolidated	69%	66%	64%			67%	63%
Natural gas (mmcf/d)	68.34	73.52	79.48	(7%)	(14%)	75.20	77.21	(3%)
% of consolidated	31%	34%	36%			33%	37%
Total (boe/d)	36,265	36,546	36,654	(1%)	(1%)	37,803	35,202	7%

(boe/d)	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Canada	14,323	14,449	15,965	15,848	15,163	12,987	12,426	12,304
France	10,495	10,333	10,526	10,850	7,976	8,108	8,419	8,582
Netherlands	5,574	5,806	5,707	5,919	5,829	5,589	5,682	5,039
Australia	5,873	5,958	6,970	6,648	7,686	7,992	8,692	8,309
Consolidated	36,265	36,546	39,168	39,265	36,654	34,676	35,219	34,234

Canadian production averaged 15,142 boe/d in 2012, an increase of 14% over 2011 production of 13,227 boe/d. The increased volumes were largely attributable to strong crude oil and liquids growth of 48%, arising primarily from Cardium related drilling activities, offset by natural declines and the intentional shut-in of a portion of the Company's dry natural gas production during the second half of the year. Fourth quarter 2012 production of 14,323 boe/d remained comparatively flat versus third quarter production of 14,449 boe/d and was modestly lower than same quarter production in 2011 of 15,163 boe/d, despite the impact of significant volumes of shut-in natural gas production. Vermilion's exposure to high netback oil and liquids production represented approximately 63% of Canadian production in the fourth quarter of 2012 compared to 52% and 41% in the fourth quarters of 2011 and 2010, respectively.

France production averaged 10,550 boe/d in 2012 representing a 28% increase compared to 8,269 boe/d in 2011. This increase is largely attributable to volumes associated with our France acquisition completed in January of 2012. During 2012, annual workover and recompletion activities were undertaken to largely offset natural declines in the region.

Netherlands average production increased 4% to 5,751 boe/d in 2012, from 5,538 boe/d in 2011. Incremental production from Vinkega-1, brought on-stream in December 2011, De Hoeve-1, brought on-stream in May 2012, and Eernwoude-2, drilled during the third quarter 2012 and brought on-stream in late November 2012, contributed to the modest year-over-year increase.

Average Australian production was 6,360 boe/d in 2012, a 22% decline from 8,168 boe/d in 2011. The decrease was largely attributable to natural production declines, both planned and unplanned shut-ins for maintenance and the deferral of anticipated 2012 drilling activities to the first quarter of 2013.

FINANCIAL REVIEW

During the three months ended December 31, 2012, Vermilion generated fund flows from operations of $141.7 million compared to $137.1 million for the three months ended September 30, 2012 and $136.9 million for the three months ended December 31, 2011.  During the fourth quarter of 2012, Vermilion recorded an inventory build of crude oil in France and Australia totalling approximately 260,000 bbls.

Fund flows from operations increased for the fourth quarter of 2012 as compared to the third quarter of 2012 despite lower revenues, due to lower general and administration expenses, operating costs and taxes.  The increase in fund flows from operations for the fourth quarter of 2012 as compared to the same period in the prior year was primarily the result of reduced current taxes.

The increase in fund flows from operations for the year ended December 31, 2012 as compared to the 2011 period was primarily the result of reduced PRRT in Australia and the shifting of Vermilion's commodity mix in favour of more crude oil from the Canadian Cardium development and the two acquisitions in France.  These increases were partially offset by an $8.5 million payment to regulatory authorities relating to transfer taxes on the acquisition in France during the first quarter of 2012.

Cash flow from operating activities decreased for the three months ended December 31, 2012 as compared to the three months ended December 31, 2011.  This decrease occurred despite the increase in fund flows from operations due to timing differences pertaining to the settlement of working capital.  On a year-over-year basis, cash flow from operating activities increased due to the increase in fund flows from operations, as discussed above, partially offset by timing differences pertaining to working capital.

Vermilion's net debt was $677.2 million at December 31, 2012 (December 31, 2011 - $429.0 million) representing approximately 1.2 times 2012 fund flows from operations.  The increase in net debt was the result of the two acquisitions in France during the first and fourth quarters of 2012 and current year development capital expenditures.

Long-term debt increased to $642.0 million at December 31, 2012 (December 31, 2011 - $373.4 million) as a result of payment of the US$135 million deferred payment, which pertained to the 2009 acquisition of Vermilion's 18.5% non-operated interest in the Corrib field, as well as funding of the two acquisitions in France.

For the year ended December 31, 2012, total net dividends, capital expenditures and asset retirement obligations settled (excluding capital expenditures and asset retirement obligations settled on the Corrib project) expressed as a percentage of fund flows from operations were 99% (year ended December 31, 2011 - 123%).  The year-over-year decrease in this ratio relates primarily to improved fund flows from operations and lower expenditures on land in Canada.

COMMODITY PRICES

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Average reference prices
WTI (US $/bbl)	88.18	92.22	94.06	(4%)	(6%)	94.20	95.12	(1%)
Edmonton Sweet index (US $/bbl)	84.86	85.01	95.49	-	(11%)	86.42	96.44	(10%)
Dated Brent (US $/bbl)	110.02	109.61	109.31	-	1%	111.58	111.27	-
AECO ($/GJ)	3.05	2.17	3.01	41%	1%	2.26	3.43	(34%)
Netherlands gas price ($/GJ)	9.78	9.06	10.03	8%	(2%)	9.51	9.22	3%
Netherlands gas price (€/GJ)	7.58	7.28	7.27	4%	4%	7.37	6.68	10%
Average realized prices ($/boe)
Canada	58.80	53.61	59.03	10%	-	54.89	53.82	2%
France	102.26	104.95	112.71	(3%)	(9%)	105.13	107.38	(2%)
Netherlands	60.96	56.88	62.95	7%	(3%)	58.69	57.51	2%
Australia	115.22	114.44	108.00	1%	7%	117.03	111.16	5%
Consolidated	78.40	80.35	81.60	(2%)	(4%)	79.51	80.29	(1%)
Production mix (% of production)
% priced with reference to WTI	25%	23%	21%			24%	17%
% priced with reference to AECO	14%	16%	20%			16%	21%
% priced with reference to European gas	17%	17%	16%			17%	16%
% priced with reference to Dated Brent	44%	44%	43%			43%	46%

Reference prices

Overall, crude oil prices remained relatively consistent during the fourth quarter of 2012 as compared to the third quarter of 2012.  WTI and the Edmonton Sweet index continued to trade at a significant discount to Dated Brent due to increased production in North America and the subsequent increase in inventories at Cushing, Oklahoma.

The AECO reference price increased from the third quarter of 2012 to the fourth quarter of 2012.  However, AECO pricing remained significantly lower in 2012 compared to the previous year due in part to the excess supply of natural gas in North America and continued high levels of inventory.

The Netherlands realized gas price remained relatively consistent quarter-over-quarter.

Realized pricing

The realized price of Vermilion's crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada.  These market conditions can result in fluctuations in the pricing differential, as reflected by the Edmonton Sweet index price.  The realized price of Vermilion's NGLs in Canada is based on product specific differentials pertaining to trading hubs in the U.S.  The realized price of Vermilion's natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion's crude oil in France and Australia is priced with reference to Dated Brent.

The price of Vermilion's natural gas in the Netherlands is based on pricing established by GasTerra, a state owned entity which purchases all natural gas produced by Vermilion in the Netherlands.  The natural gas price in the Netherlands is calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs.

Average realized prices in Vermilion's international jurisdictions will differ from their corresponding average reference prices due to a number of factors, including the timing of: the sale of production, differences in the quality of production and point of settlement.  In Canada, average realized prices are impacted by the production mix of crude oil, NGLs and natural gas. The quarter-over-quarter increase in the average realized price for Canada was due to an increase in the percentage of crude oil and NGLs production in Canada, from 59% for the third quarter of 2012 to 63% for the fourth quarter of 2012, this favorable shift in Vermilion's commodity mix was coupled with the increase in the AECO reference price for natural gas from $2.17/GJ to $3.05/GJ quarter-over-quarter.

On a consolidated basis, for the three months ended December 31, 2012, crude oil and NGL production represented approximately 69% of total production (three months ended December 31, 2011 - 64%).

CAPITAL EXPENDITURES AND ACQUISITIONS

	Three Months Ended			Year Ended
By classification	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011	2012	2011
Drilling and development	151,157	96,212	129,478	413,221	411,227
Exploration and evaluation	5,878	10,043	22,773	39,317	79,553
Capital expenditures	157,035	106,255	152,251	452,538	490,780

Property acquisitions	-	-	12,777	106,184	50,878
Corporate acquisition	74,947	-	-	74,947	-
Payment of amount due pursuant to acquisition	134,307	-	-	134,307	-
Acquisitions	209,254	-	12,777	315,438	50,878

	Three Months Ended			Year Ended
By category	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011	2012	2011
Land	462	7,666	18,073	46,508	68,319
Seismic	3,963	2,653	3,731	8,742	9,694
Drilling and completion	76,774	55,320	74,287	215,261	227,666
Production equipment and facilities	64,232	34,691	47,283	150,396	151,488
Recompletions	5,040	2,956	3,377	12,044	17,767
Other	6,564	2,969	5,500	19,587	15,846
Capital expenditures	157,035	106,255	152,251	452,538	490,780
Acquisitions	209,254	-	12,777	315,438	50,878
Total capital expenditures and acquisitions	366,289	106,255	165,028	767,976	541,658

	Three Months Ended			Year Ended
By country	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011	2012	2011
Canada	84,609	63,701	110,147	275,748	364,453
France	95,905	10,416	12,663	228,444	57,534
Netherlands	8,118	5,257	17,172	21,324	37,015
Australia	25,257	9,721	11,205	49,389	20,653
Ireland	152,400	17,160	13,841	193,071	62,003

Property acquisition:

On January 19, 2012, Vermilion acquired, through its wholly owned subsidiaries, working interests in six producing fields located in the Paris and Aquitaine basins in France, for total consideration of $106.1 million before closing adjustments. The acquired working interests expanded Vermilion's existing interests and was a natural addition to the Company's existing France asset base.

The acquired assets include land, wells, facilities, and inventory located in the Company's core producing basins in France. The fair value of the acquired identifiable assets and liabilities assumed at the date of acquisition was $151.4 million.  A gain of $45.3 million was recognized as a result of an increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

Corporate acquisition:

On December 21, 2012, Vermilion acquired, through its wholly owned subsidiaries, 100% of the shares of ZaZa Energy France S.A.S for total consideration of $74.9 million.  The acquired company holds operating interests covering approximately 24,300 acres with 100% working interests in the Saint Firmin, Chateaurenard, Courtenay, Chuelles, and Charmottes fields in the Paris Basin.  The acquired company expands Vermilion's existing operations in France and is aligned with Vermilion's objective to consolidate assets within the Company's core operating areas.

Amount due pursuant to acquisition:

The payment of the amount due pursuant to acquisition relates to Vermilion's acquisition of its 18.5% non-operated interest in the Corrib gas field in 2009.  Pursuant to the terms of the acquisition agreement, Vermilion made a final payment to the vendor of $134.3 million (US$135 million) at the end of 2012.

Capital expenditures:

Capital expenditures for the fourth quarter of 2012 increased from the third quarter of 2012 primarily as a result of increased activity in Canada, France, and Australia.  In Canada, capital expenditures increased by approximately $20.9 million quarter-over-quarter.  This increase was largely driven by increased drilling activity as Vermilion participated in the drilling of 26 (17.7 net) wells during the fourth quarter as compared to 16 (11.5 net) wells during the third quarter.  In France, capital expenditures increased by approximately $10.6 million quarter-over-quarter, due primarily to expenditures on facilities.  In Australia, capital expenditures increased by approximately $15.5 million quarter-over-quarter, due to the purchase of long lead items for the 2013 drilling campaign and expenditures for certain marine activities.

Capital expenditures for the fourth quarter of 2012 increased slightly as compared to the same period in 2011.  This increase was the result of increased drilling and facilities expenditures offset by significantly lower expenditures on land.  The increased drilling and facilities expenditures in 2012 were primarily in France and Australia relating to the preparation for the respective 2013 drilling campaigns and the aformentioned facilities and marine activities.

Overall, capital expenditures in 2012 were lower than in 2011 due to reduced expenditures in all jurisdictions except for Australia.  The reduced expenditures were primarily in Canada as a result of lower facilities expenditures, including the absence of construction costs relating to the 15,000 bbls/d Cardium oil processing facility that was completed in 2011, reduced land acquisitions and well tie-in activity.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Crude oil & NGLs	196,286	243,471	227,166	(19%)	(14%)	913,174	852,514	7%
Per boe	96.74	100.70	105.49	(4%)	(8%)	101.07	104.58	(3%)
Natural gas	44,947	41,367	48,006	9%	(6%)	169,929	179,056	(5%)
Per mcf	7.15	6.12	6.57	17%	9%	6.17	6.35	(3%)
Petroleum and natural gas sales	241,233	284,838	275,172	(15%)	(12%)	1,083,103	1,031,570	5%
Per boe	78.40	80.35	81.60	(2%)	(4%)	79.51	80.29	(1%)

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	77,476	71,268	82,342	9%	(6%)	304,202	259,854	17%
Per boe	58.80	53.61	59.03	10%	-	54.89	53.82	2%
France	87,702	102,369	82,707	(14%)	6%	388,410	324,090	20%
Per boe	102.26	104.95	112.71	(3%)	(9%)	105.13	107.38	(2%)
Netherlands	31,260	30,386	33,753	3%	(7%)	123,528	116,227	6%
Per boe	60.96	56.88	62.95	7%	(3%)	58.69	57.51	2%
Australia	44,795	80,815	76,370	(45%)	(41%)	266,963	331,399	(19%)
Per boe	115.22	114.44	108.00	1%	7%	117.03	111.16	5%

Vermilion's consolidated petroleum and natural gas sales for the three months ended December 31, 2012 were lower than both the three months ended September 30, 2012 and December 31, 2011.  The quarter-over-quarter and year-over-year decreases were primarily the result of lower sold volumes in both France and Australia as a result of a build in inventory during December of 2012.  On a year-over-year basis, the impact of the inventory build was partially offset by increased production in France, resulting from the acquisition in January of 2012.

Consolidated petroleum and natural gas sales for the year ended December 31, 2012 were higher than the previous year.  This increase was driven largely by higher production in both Canada and France as a result of Vermilion's continued Cardium development and the acquisition of producing properties in January of 2012.  These increases were partially offset by lower production in Australia and weaker Canadian crude oil and natural gas prices year-over-year.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which is a result of timing differences between production and sales.

The following table summarizes the changes in Vermilion's crude oil inventory positions:

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
(bbls)	2012	2012	2011	2012	2011
France
Opening crude oil inventory	245,995	270,801	209,637	186,955	158,229
Crude oil production	905,560	898,599	903,749	3,642,453	2,960,164
Crude oil sales	(797,638)	(923,405)	(926,431)	(3,475,491)	(2,931,438)
Closing crude oil inventory	353,917	245,995	186,955	353,917	186,955
Australia
Opening crude oil inventory	116,849	274,878	171,736	221,898	172,199
Crude oil production	540,331	548,144	707,131	2,327,654	2,981,262
Crude oil sales	(388,772)	(706,173)	(656,969)	(2,281,144)	(2,931,563)
Closing crude oil inventory	268,408	116,849	221,898	268,408	221,898

Inventory as at December 31, 2012 was comprised of the following components:

($M)	France	Australia	Total
Operating expense	6,304	7,305	13,609
Royalties	1,757	-	1,757
Depletion	6,397	3,956	10,353
	14,458	11,261	25,719

DERIVATIVE INSTRUMENTS

The nature of Vermilion's operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations.  All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes.  Vermilion has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period.  Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.  Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company's expected requirements.

The following table summarizes Vermilion's outstanding risk management positions as at December 31, 2012:

Risk Management - Oil	Funded Cost (US $/bbl)	bbls/d	Strike Price(s) US $/bbl
Swap - WTI
January 2013 - June 2013 [1]	-	1,000	101.18
January 2013 - December 2013	-	2,000	93.04
Collar - WTI
January 2013 - March 2013	-	650	85.00 - 97.65
April 2013 - June 2013	-	250	88.00 - 109.43
Collar - Dated Brent
January 2013 - March 2013	-	1,550	103.97 - 118.81
January 2013 - March 2013	1.00	250	95.00 - 132.15
January 2013 - June 2013	-	2,000	90.00 - 105.28
January 2013 - December 2013	-	3,500	96.14 - 107.34
April 2013 - June 2013	-	250	105.00 - 114.65
July 2013 - December 2013	-	500	95.00 - 109.10

[1]	The counterparties to the swaps have the option on June 28, 2013 to extend the swap to December 31, 2013 at the contracted volume and price.

Risk Management - Natural Gas	Funded Cost ($/GJ)	GJ/d	Strike Price(s) $/GJ
Collar - AECO (Physical)
April 2012 - March 2014	0.10	5,500	2.60 - 3.78
June 2012 - March 2014	0.10	3,000	2.30 - 3.75

From time to time Vermilion enters into new risk management positions. Information regarding outstanding risk management positions is available on Vermilion's website at www.vermilionenergy.com/ir/hedging.cfm.

The following table summarizes the impact of derivative instruments on cash flows from operating activities:

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Realized loss on derivative instruments	1,559	1,869	6,115	(17%)	(75%)	12,737	28,300	(55%)
Per boe	0.51	0.53	1.81	(4%)	(72%)	0.93	2.20	(58%)

The realized loss on derivative instruments was lower in the fourth quarter of 2012 as compared to both the third quarter of 2012 and the fourth quarter of 2011 due to weaker crude oil prices relative to the ceiling on certain derivative instruments pertaining to 2012.  During the current quarter, crude oil prices were generally lower than the ceiling price of Vermilion's derivative instruments and as such the realized loss related primarily to premiums paid on funded collars and put options.

ROYALTIES

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Crude oil & NGLs	11,429	12,087	14,233	(5%)	(20%)	50,999	50,945	-
Per boe	5.63	5.00	6.61	13%	(15%)	5.64	6.25	(10%)
Natural gas	509	276	772	84%	(34%)	1,085	3,290	(67%)
Per mcf	0.08	0.04	0.11	100%	(27%)	0.04	0.12	(67%)
Royalties	11,938	12,363	15,005	(3%)	(20%)	52,084	54,235	(4%)
Per boe	3.88	3.49	4.45	11%	(13%)	3.82	4.22	(9%)
% of petroleum and natural gas sales	4.9%	4.3%	5.5%			4.8%	5.3%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	7,401	7,081	10,176	5%	(27%)	31,667	34,980	(9%)
Per boe	5.62	5.33	7.29	5%	(23%)	5.71	7.25	(21%)
% of petroleum and natural gas sales	9.6%	9.9%	12.4%			10.4%	13.5%
France	4,537	5,282	4,829	(14%)	(6%)	20,417	19,255	6%
Per boe	5.29	5.42	6.58	(2%)	(20%)	5.53	6.38	(13%)
% of petroleum and natural gas sales	5.2%	5.2%	5.8%			5.3%	5.9%

In Canada, royalties as a percentage of sales for the three months ended December 31, 2012 was 9.6% as compared to 9.9% for the prior quarter and 12.4% for the comparative period of the prior year.  Low natural gas pricing in 2011 and 2012 resulted in minimal natural gas royalties for those periods. Crude oil and NGL royalties as a percentage of sales for the current quarter of 10.4% were consistent with the rate of 10.9% for the prior quarter but have decreased from 13.7% for the fourth quarter of 2011 due to lower royalty rates levied on initial production volumes from Vermilion's horizontal Cardium wells.  As Vermilion's production mix has continued to shift toward these types of wells, the Company's crude oil and NGL royalty expense as a percentage of sales has declined.  Crude oil and NGL royalties as a percentage of sales for the year ended December 31, 2012 decreased to 11.5% from 16.0% for the prior year reflecting additional wells being put on production that benefit from this royalty incentive.

In France, the primary portion of the royalties is levied in Euros and is based on units of production and therefore is not subject to changes in commodity prices.  France royalties as a percentage of sales remained constant at 5.2% for the third and fourth quarters of 2012.  Royalties as a percentage of sales for the three and twelve months ended December 31, 2012 decreased to 5.2% and 5.3%, respectively, as compared to 5.8% and 5.9% for the same periods of the prior year due to the impact of a weakened Euro year-over-year.

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended			% change		Year Ended		% change
By product	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Crude oil & NGLs	31,212	36,889	29,249	(15%)	7%	133,612	119,448	12%
Per boe	15.38	15.26	13.58	1%	13%	14.79	14.65	1%
Natural gas	12,422	10,141	11,264	22%	10%	44,830	42,936	4%
Per mcf	1.98	1.50	1.54	32%	29%	1.63	1.52	7%
Operating	43,634	47,030	40,513	(7%)	8%	178,442	162,384	10%
Per boe	14.18	13.27	12.01	7%	18%	13.10	12.64	4%

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	14,514	13,420	11,970	8%	21%	55,418	51,473	8%
Per boe	11.01	10.10	8.58	9%	28%	10.00	10.66	(6%)
France	13,699	12,351	11,381	11%	20%	54,907	46,922	17%
Per boe	15.97	12.66	15.51	26%	3%	14.86	15.55	(4%)
Netherlands	5,713	3,870	5,141	48%	11%	19,149	17,487	10%
Per boe	11.14	7.24	9.59	54%	16%	9.10	8.65	5%
Australia	9,708	17,389	12,021	(44%)	(19%)	48,968	46,502	5%
Per boe	24.97	24.62	17.00	1%	47%	21.47	15.60	38%

In Canada, fourth quarter operating expense of $14.5 million was higher than the $13.4 million for the third quarter of 2012 and the $12.0 million for the fourth quarter of 2011 due to two facility turnarounds that occurred during the fourth quarter of this year. Canadian operating expense increased to $55.4 million for the year ended December 31, 2012 from $51.5 million for the prior year as a result of costs related to an oil processing facility that was commissioned in 2011 to handle Cardium oil volumes as well as additional downhole work.  On a per boe basis, quarter-over-quarter operating expense increased due to the aforementioned turnarounds.  Operating costs per boe for the three months ended December 31, 2012, as compared to the same period in the prior year, increased by $2.43 as a result of the turnaround activity in the fourth quarter of 2012 plus additional downhole work year-over-year.  For the full year, operating costs per boe decreased by $0.66 due to significantly higher production volumes.

In France, fourth quarter operating expense of $13.7 million was higher than both the third quarter expense of $12.4 million and the expense of $11.4 million for the fourth quarter of 2011 due to increased downhole and maintenance work.  Higher expenditures resulted in increased costs per boe for the current quarter versus the previous quarter.  As compared to the previous year, higher sales volumes minimized the increase on a per boe basis.  For the twelve months ended December 31, 2012 operating costs increased to $54.9 million from $46.9 million for the corresponding period in the prior year due to the acquisition of producing properties in the first quarter of 2012.  The increased volumes associated with this acquisition resulted in operating expense per boe decreasing to $14.86 for the year ended December 31, 2012 from $15.55 in the prior year.

In the Netherlands, operating expense for the three months ended December 31, 2012 of $5.7 million increased from $3.9 million in the prior quarter and from $5.1 million for the fourth quarter of 2011 due to the timing of project work.  For the year ended December 31, 2012 operating expense increased to $19.1 million as compared to $17.5 million for the prior year primarily as a result of higher electricity usage related to the Vinkega-2 well.  Operating expense per boe for the three and twelve months ended December 31, 2012 increased in comparison to the same periods of the prior year due to these higher expenditures and relatively consistent sales volumes.  Quarter-over-quarter operating costs per boe increased due to higher expenditures and slightly lower sales volumes.

In Australia, fourth quarter operating expense decreased to $9.7 million from the previous quarter's expense of $17.4 million due to an increase in crude oil inventory associated with shipment timing.  An increase in crude oil inventory results in the related production costs being carried on the balance sheet until the product is sold.  Operating costs were further decreased quarter-over-quarter as the platform ran on diesel for fewer days during the fourth quarter as compared to the third quarter.  Operating expense for the year ended December 31, 2012 increased as compared to the prior year due to higher compensation costs.  On a per boe basis, quarter-over-quarter operating expenses remained consistent.  However, fourth quarter 2012 operating expense per boe of $24.97 was higher than the $17.00 for the fourth quarter of the prior year due to lower volumes.  For the year ended December 31, 2012, operating expense per boe was higher than the prior year due to increased maintenance costs coupled with a decrease in volumes.

TRANSPORTATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	1,922	2,005	1,972	(4%)	(3%)	8,321	6,599	26%
Per boe	1.46	1.51	1.41	(3%)	4%	1.50	1.37	9%
France	1,854	1,840	2,955	1%	(37%)	8,236	10,118	(19%)
Per boe	2.16	1.89	4.03	14%	(46%)	2.23	3.35	(33%)
Ireland	1,682	1,899	2,101	(11%)	(20%)	7,556	8,822	(14%)
Transportation	5,458	5,744	7,028	(5%)	(22%)	24,113	25,539	(6%)
Per boe	1.77	1.62	2.08	9%	(15%)	1.77	1.99	(11%)

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, product split, location of properties and industry transportation rates that are driven by supply and demand of available transport capacity.

For the majority of Canadian crude oil and natural gas production, transportation expense relates to the delivery to major pipelines where legal title transfers.  In France, the majority of Vermilion's transportation expense relates to production from the Aquitaine Basin, which is transported by pipeline to the Ambès terminal in Bordeaux and then shipped by tanker to refineries in North Western Europe, where the production is sold once unloaded from the tanker.  In Australia, crude oil is sold directly from the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation expense relating to Vermilion's production in these countries.

Transportation expense for Ireland pertains to the amount due under a ship or pay agreement related to the Corrib project.  However, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

Consolidated transportation expense for the fourth quarter of 2012 was slightly lower than the expense for the third quarter of 2012.  This quarter-over-quarter decrease was primarily as a result of lower payments under the ship or pay agreement related to the Corrib project.

Consolidated transportation expense for the three months ended December 31, 2012 was lower than the same period in the prior year.  This decrease was primarily in France as a result of a reduced number of Aquitaine shipments due to the usage of higher volume cargo vessels in 2012.

Consolidated transportation expense for the year ended December 31, 2012 was slightly lower than the expense for 2011.  The decrease was a result of lower transportation expense in France and Ireland, as discussed above, offset partially by higher transportation expense in Canada due to increased volumes.

OTHER EXPENSE (INCOME)

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Other expense (income)	460	(277)	(787)	(266%)	(158%)	8,751	1,155	658%
Per boe	0.15	(0.08)	(0.24)	(288%)	(163%)	0.64	0.09	611%

For the year ended December 31, 2012, other expense was comprised primarily of $8.5 million relating to transfer taxes paid to regulatory authorities in France pursuant to the acquisition, in the first quarter of 2012, of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
General and administration	8,888	12,669	9,753	(30%)	(9%)	43,773	44,583	(2%)
Per boe	2.89	3.57	2.89	(19%)	-	3.21	3.47	(7%)

General and administration expense for the fourth quarter of 2012 was lower than the expense for both the previous quarter and the fourth quarter of the prior year largely due to the timing of expenditures and higher capital overhead recoveries.  General and administration expense for the year ended December 31, 2012 remained consistent as compared to the prior year.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Equity based compensation	18,484	8,704	16,150	112%	14%	47,104	38,667	22%
Per boe	6.01	2.46	4.79	144%	25%	3.46	3.01	15%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan (VIP). The expense is recognized over the vesting period based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company's achievement of performance conditions.

Equity based compensation expense for the three months ended December 31, 2012 was higher than both the prior quarter and the same quarter in 2011 primarily as a result of a change in performance factor assumptions in the current quarter.  Performance factors are determined annually by the Board of Directors after consideration of a number of key corporate performance measures including, but not limited to, shareholder return, capital efficiency metrics, production and reserves growth and safety performance.  The change in the performance factor assumptions in the fourth quarter reflected information that was more readily available in the latter part of the fiscal year regarding Vermilion's 2012 performance.

INTEREST EXPENSE

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Interest expense	7,656	7,229	6,365	6%	20%	27,586	24,967	10%
Per boe	2.49	2.04	1.89	22%	32%	2.03	1.94	5%

Interest expense increased during the current quarter as compared to both the prior quarter and same quarter in the previous year primarily due to increased borrowings under Vermilion's revolving credit facility.  Interest expense increased during 2012 as compared to 2011 as a result of higher debt levels, including the impact of the 6.5% senior unsecured notes, issued in February of 2011, being outstanding for all of 2012.

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITION

	Three Months Ended			% change		Year Ended		% change
	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Depletion and depreciation	66,642	76,941	64,895	(13%)	3%	295,943	236,708	25%
Per boe	21.66	21.70	19.24	-	13%	21.72	18.42	18%
Accretion	6,119	5,891	5,793	4%	6%	23,040	21,889	5%
Per boe	1.99	1.66	1.72	20%	16%	1.69	1.70	(1%)
Impairments	-	-	64,400	-	(100%)	65,800	64,400	2%
Per boe	-	-	19.10	-	(100%)	4.83	5.01	(4%)
Gain on acquisition	-	-	-	-	-	(45,309)	-	(100%)
Per boe	-	-	-	-	-	(3.33)	-	(100%)

Depletion and depreciation expense on a per boe basis was relatively consistent for the three months ended December 31, 2012 as compared to the three months ended September 30, 2012.  On a year-over-year basis, depletion and depreciation expense on a per boe basis was higher primarily due to the result of higher finding, development and acquisition costs incurred.  These increased costs were the result of additional liquids development in Canada and the acquisition of six producing fields in France in January of 2012.

Accretion expense increased for the fourth quarter of 2012 as compared to the third quarter of 2012.  The increase quarter-over-quarter was primarily the result of the impact of the appreciation of the Euro against the Canadian dollar on Euro denominated accretion expense in France, Ireland and the Netherlands.  Accretion expense was higher for both the three months and year ended December 31, 2012 as compared to the same periods in 2011 due to an increase in asset retirement obligations.

The impairment losses for both the years ended December 31, 2012 and 2011 pertain to impairment losses recorded on Vermilion's conventional deep gas and shallow coal bed methane natural gas plays.  These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

The gain on acquisition for the year ended December 31, 2012 relates to Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins in France during the first quarter of 2012.  The gain arose as a result of the increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

TAXES

	Three Months Ended			% change		Year Ended		% change
By classification	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Current taxes before PRRT	21,470	38,784	33,446	(45%)	(36%)	121,843	120,019	2%
Per boe	6.98	10.94	9.92	(36%)	(30%)	8.94	9.34	(4%)
PRRT	1,598	22,743	21,541	(93%)	(93%)	60,070	99,075	(39%)
Per boe	0.52	6.42	6.39	(92%)	(92%)	4.41	7.71	(43%)
Current taxes	23,068	61,527	54,987	(63%)	(58%)	181,913	219,094	(17%)
Per boe	7.50	17.36	16.31	(57%)	(54%)	13.35	17.05	(22%)

	Three Months Ended			% change		Year Ended		% change
By country	Dec 31,	Sept 30,	Dec 31,	Q4/12 vs.	Q4/12 vs.	Dec 31,	Dec 31,	2012 vs.
($M except per boe)	2012	2012	2011	Q3/12	Q4/11	2012	2011	2011
Canada	259	36	(783)	619%	133%	1,582	508	211%
Per boe	0.20	0.03	(0.56)	567%	136%	0.29	0.11	164%
France	13,335	21,051	17,738	(37%)	(25%)	63,006	65,964	(4%)
Per boe	15.55	21.58	24.17	(28%)	(36%)	17.05	21.86	(22%)
Netherlands	1,102	9,614	6,431	(89%)	(83%)	25,648	18,149	41%
Per boe	2.15	18.00	11.99	(88%)	(82%)	12.18	8.98	36%
Australia	8,372	30,826	31,601	(73%)	(74%)	91,677	134,473	(32%)
Per boe	21.53	43.66	44.69	(51%)	(52%)	40.19	45.10	(11%)

Vermilion pays current taxes in France, the Netherlands and Australia.  Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions.  In France, taxable income is taxed at a rate of approximately 34.4%, plus an additional profit tax of 1.7% levied from 2012 to 2014 if annual gross revenues exceed 250 million Euros.  In the Netherlands, taxable income is taxed at a rate of approximately 46%.  As a function of the impact of Vermilion's Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT.  Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT.  PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

Total current taxes before PRRT for the year ended December 31, 2012 were relatively unchanged as compared to the same period in 2011 due to the offsetting impact of increased taxes in the Netherlands and decreased taxes in Australia.  In the Netherlands, current taxes increased due to the absence of a 2011 tax incentive which allowed Vermilion to accelerate the rate of depreciation of certain assets.  In Australia, current taxes before PRRT decreased due to lower revenues.

Total current taxes before PRRT for the fourth quarter of 2012 were lower than both the third quarter of 2012 and the fourth quarter of 2011.  The decrease was primarily a result of deductions for asset retirement obligations and depletion recorded in the fourth quarter of 2012.

PRRT decreased for the three months and year ended December 31, 2012 compared to the same periods in the prior year.  The year-over-year decreases were primarily a result of lower revenues and higher capital expenditures in Australia. On a quarter over quarter basis, PRRT was lower for the fourth quarter as compared to the third quarter.  This decrease is primarily attributable to the inventory build in the fourth quarter, which significantly reduced revenues for the Australia segment.

As at December 31, 2012, Vermilion had the following tax pools:

($M)	Oil & Gas Assets		Tax Losses [4]	Other	Total
Canada	802,741	[1]	418,927	19,062	1,240,730
France	289,430	[2]	35,059	-	324,489
Netherlands	30,475	[3]	-	-	30,475
Australia	220,641	[1]	-	-	220,641
Ireland	670,841	[4]	186,724	-	857,565
Total	2,014,128		640,710	19,062	2,673,900

[1]	Deduction calculated using various declining balance rates
[2]	Deduction calculated using a combination of straight-line over the assets life and unit of production method
[3]	Deduction calculated using a unit of production method
[4]	Development expenditures and losses are deductible at 100% against taxable income

FOREIGN EXCHANGE

	Three Months Ended			Year Ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
($M except per boe)	2012	2012	2011	2012	2011
Unrealized foreign exchange (gain) loss	(13,873)	6,740	24,974	4,350	11,022
Per boe	(4.50)	1.89	7.41	0.32	0.86
Realized foreign exchange gain	(2,459)	(410)	(1,252)	(2,804)	(1,024)
Per boe	(0.81)	(0.11)	(0.37)	(0.21)	(0.08)
Foreign exchange (gain) loss	(16,332)	6,330	23,722	1,546	9,998
Per boe	(5.31)	1.78	7.04	0.11	0.78

As a result of Vermilion's international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies.  Vermilion's exposure to foreign currencies includes the U.S. Dollar, the Euro and the Australian Dollar.

Foreign exchange gains and losses are comprised of both unrealized and realized amounts.  Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries.  Realized gains and losses are the result of foreign exchange fluctuations and the timing of payments on transactions conducted in non-functional currencies and as such are expected to fluctuate.

For the three months ended December 31, 2012, the unrealized foreign exchange gain primarily resulted from the impact of the depreciation of the Canadian dollar against the Euro and the resultant impact on Euro denominated loans made by Vermilion to its subsidiaries.

NET EARNINGS

For the three months and year ended December 31, 2012, Vermilion had net earnings of $56.9 million or $0.58 per share and $190.6 million or $1.94 per share, respectively (three months and year ended December 31, 2011, net loss of $30.2 million or $0.32 per share and net earnings of $142.8 million or $1.57 per share, respectively).

Vermilion's net earnings for the year ended December 31, 2012 increased over 33% from 2011.  The increase in net earnings was driven in part by a shift in the Company's commodity mix in favor of higher value crude oil and European gas production while reducing exposure to depressed Canadian natural gas prices.  This commodity shift resulted from Vermilion's continued Canadian Cardium development and acquisitions of Brent-based crude properties in France during the first and fourth quarters of 2012.  In addition, Vermilion recorded a gain on acquisition on the first quarter of 2012 acquisition in France and lower unrealized losses on foreign exchange year-over-year.  Vermilion's net earnings for the three months ended December 31, 2012 similarly increased over the net loss from 2011.  This change was primarily the result of the aforementioned commodity mix shift coupled with the absence of the impairment that was recorded in the fourth quarter of 2011 related to Vermilion's conventional deep gas and shallow coal bed methane natural gas plays.

SUMMARY OF RESULTS

	Year Ended
($M except per share)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Petroleum and natural gas sales	1,083,103	1,031,570	727,805
Net earnings	190,622	142,821	44,395
Net earnings per share
Basic	1.94	1.57	0.53
Diluted	1.92	1.55	0.53
Total assets	3,076,257	2,735,187	2,325,797
Long-term debt	642,022	373,436	302,558
Cash dividends ($/share)	2.28	2.28	2.28

	Three Months Ended
	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,
($M except per share)	2012	2012	2012	2012	2011	2011	2011	2011
Petroleum and natural gas sales	241,233	284,838	246,544	310,488	275,172	248,361	278,297	229,740
Net earnings (loss)	56,914	30,798	37,816	65,094	(30,243)	64,442	81,429	27,193
Net earnings (loss) per share
Basic	0.58	0.31	0.39	0.67	(0.32)	0.71	0.90	0.30
Diluted	0.57	0.31	0.38	0.66	(0.32)	0.70	0.89	0.30

The fluctuations in Vermilion's petroleum and natural gas sales and net earnings (loss) from quarter-to-quarter are primarily caused by variations in sales volumes, crude oil and natural gas prices and the impact of royalties and tax legislation in the jurisdictions in which Vermilion operates.  In addition, petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's net debt as at December 31, 2012 was $677.2 million compared to $429.0 million as at December 31, 2011.

Long-term debt was comprised of the following balances as at December 31, 2012 and December 31, 2011:

	As At
	Dec 31,	Dec 31,
($M)	2012	2011
Revolving credit facility	419,784	152,086
Senior unsecured notes	222,238	221,350
Long-term debt	642,022	373,436

Revolving Credit Facility

At December 31, 2012, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $419.8 million was drawn.  The facility, which matures in May of 2015, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion.  If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date.  This facility bears interest at a rate applicable to demand loans plus applicable margins.  For the year ended December 31, 2012, the interest rate on the revolving credit facility was approximately 3.3% (2011 - 3.4%).

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $49.2 million as at December 31, 2012 (December 31, 2011 - $3.7 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.  Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0.  In addition, Vermilion must maintain a ratio of consolidated total senior debt (consolidated total debt excluding unsecured and subordinated debt) to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

As at December 31, 2012, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at December 31, 2012, Vermilion had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	13,406	449,034	226,625	-	689,065
Operating lease obligations	9,178	17,941	14,924	34,006	76,049
Ship or pay agreement relating to the Corrib project	6,374	10,377	8,280	35,548	60,579
Purchase obligations	18,529	9,417	997	-	28,943
Drilling and service agreements	14,702	-	-	-	14,702
Total contractual obligations	62,189	486,769	250,826	69,554	869,338

ASSET RETIREMENT OBLIGATIONS

As at December 31, 2012, Vermilion's asset retirement obligations were $371.1 million compared to $310.5 million as at December 31, 2011.

The increase in asset retirement obligations is largely attributable to liabilities acquired pursuant to the two acquisitions in France during the first and fourth quarters of 2012.

DIVIDENDS

	Three Months Ended	Year Ended	Year Ended
	Dec 31,	Dec 31,	Dec 31,
($M)	2012	2012	2011
Cash flows from operating activities	99,907	496,580	447,092
Net earnings	56,914	190,622	142,821
Dividends declared	56,435	223,717	207,846
Excess of cash flows from operating activities over dividends declared	43,472	272,863	239,246
Excess (shortfall) of net earnings over dividends declared	479	(33,095)	(65,025)

During year ended December 31, 2012, Vermilion maintained monthly dividends at $0.19 per share and declared dividends totalling $223.7 million.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Following Vermilion's conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007.  Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends remained at $0.19 per share per month until increased to $0.20 per share per month in January 2013.  The January 2013 increase was announced on November 14, 2012 and resulted in an increase in the monthly cash dividends by 5.3% to $0.20 per share per month beginning with the January 2013 dividend (paid on February 15, 2013).

Vermilion's policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise.  Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, Vermilion anticipates that Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion.  Although Vermilion currently expects to be able to maintain its current dividend, Vermilion's fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations.  Vermilion will evaluate its ability to finance any shortfalls with debt, issuances of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS' EQUITY

During the year ended December 31, 2012, Vermilion issued 2.7 million shares pursuant to the dividend reinvestment plan and Vermilion's equity based compensation programs.  Shareholders' capital increased by $113.2 million as a result of the issuance of those shares.

As at December 31, 2012, there were 99.1 million shares outstanding.  As at February 28, 2013, there were 99.4 million shares outstanding.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland.  Production from Corrib is expected to increase Vermilion's volumes by approximately 55 mmcf/d (9,000 boe/d) once the field reaches peak production.  Vermilion acquired its 18.5% working interest in the project on July 30, 2009.  The project comprises five offshore wells, both offshore and onshore pipeline segments as well as a significant natural gas processing facility.  At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development.  Vermilion's interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to December 31, 2012 of $302.6 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting and preparations for construction of the onshore pipeline.  Furthermore, pursuant to the terms of the acquisition agreement, Vermilion made an additional payment to the vendor of $134.3 million (US$135 million) at the end of 2012.  In 2011, approvals and permissions were granted for the onshore gas pipeline, with tunneling activities starting late in December of 2012.  Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014 and reach peak production levels in mid-2015.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Unless otherwise noted, as of January 1, 2013, Vermilion will be required to adopt the following standards and amendments as issued by the IASB.

The adoption of the following standards is not expected to have a material impact on Vermilion's consolidated financial statements:

IFRS 9 "Financial Instruments"
As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaces Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 "Joint Arrangements"
IFRS 11 replaces IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities.  The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks.

For a detailed discussion of these risks, please see Vermilion's Annual Report for the year ended December 31, 2012, which will be made available on SEDAR at www.sedar.com or on the Company's website at www.vermilionenergy.com on or before March 31, 2013.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies.  These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made.  As such, these assumptions are uncertain at the time estimates are made, and those estimates could change and result in a material impact on Vermilion's consolidated financial statements or financial performance.  Estimates are reviewed by management on an ongoing basis, and as a result, certain of these estimates may change from period to period due to the availability of new information. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions.

The following discussion outlines what management believes to be the most critical accounting policies involving the use of estimates and assumptions.

Depletion and Depreciation
Vermilion classifies its assets into PNG depletion units, which are groups of assets or properties that are within a specific production area and have similar economic lives.  The PNG depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each PNG depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.  As a result, depletion and depreciation charges are based on estimates of total proven and probable reserves that Vermilion expects to recover in the future. The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

Asset Retirement Obligations
Vermilion's estimate of asset retirement obligations are based on past experience and current economic factors which management believes are reasonable. The estimates include assumptions of environmental regulations, legal requirements, technological advances, inflation and the timing of expenditures, all of which impact Vermilion's measurement of the present value of the obligations.  Due to these estimates, the actual cost of the obligation may change from period to period due to new information being available.  Several or all of these estimates are subject to change and such changes could have a material impact on the financial position and net earnings of Vermilion.

Assessment of Impairments
Impairment tests are performed at the level of the CGUs, which are determined based on management's judgment of the lowest level at which there are identifiable cash inflows which are largely independent of the cash inflows of other groups of assets or properties.  The factors used to determine CGUs vary by country due to the unique operating and geographical circumstances in each jurisdiction.  However, in general, Vermilion will assess the following factors in determining whether a group of assets generate largely independent cash inflows: geographical proximity of the assets within a group to one another, geographical proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process or transport production.

The calculation of the recoverable amount of CGUs is based on market factors as well as estimates of PNG reserves and future costs required to develop reserves.  Vermilion's reserves estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements in future periods could be material.  Considerable management judgment is used in determining the recoverable amount of PNG assets, including determining the quantity of reserves, the time horizon to develop and produce such reserves and the estimated revenues and expenditures from such production.

Taxes
Tax interpretations, regulations and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change.  Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion's ability to use tax losses and other credits in the future.  The determination of deferred tax amounts recognized in the consolidated financial statements was based on management's assessment of the tax positions, including consideration of their technical merits and communications with tax authorities.  The effect of a change in income tax rates or legislation on tax assets and liabilities is recognized in net earnings of Vermilion in the period in which the change is enacted.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and, accordingly, no asset or liability value has been assigned to the consolidated balance sheet as at December 31, 2012.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion's financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

NETBACKS

The following table includes segmented financial statement information on a per unit basis.  Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

							Three Months Ended	Year Ended
	Three Months Ended Dec 31, 2012			Year Ended Dec 31, 2012			Dec 31, 2011	Dec 31, 2011
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	80.47	3.53	58.80	82.84	2.52	54.89	59.03	53.82
Realized hedging loss	-	-	-	(0.41)	-	(0.24)	(0.24)	(0.32)
Royalties	(8.36)	(0.14)	(5.62)	(9.50)	(0.05)	(5.71)	(7.29)	(7.25)
Transportation	(1.67)	(0.18)	(1.46)	(1.87)	(0.16)	(1.50)	(1.41)	(1.37)
Operating	(9.76)	(2.20)	(11.01)	(9.97)	(1.67)	(10.00)	(8.58)	(10.66)
Operating netback	60.68	1.01	40.71	61.09	0.64	37.44	41.51	34.22
France
Price	104.78	11.47	102.26	107.67	10.82	105.13	112.71	107.38
Realized hedging loss	(1.10)	-	(1.02)	(2.92)	-	(2.75)	(3.50)	(3.99)
Royalties	(5.56)	(0.27)	(5.29)	(5.78)	(0.26)	(5.53)	(6.58)	(6.38)
Transportation	(2.32)	-	(2.16)	(2.37)	-	(2.23)	(4.03)	(3.35)
Operating	(16.73)	(1.00)	(15.97)	(15.02)	(2.06)	(14.86)	(15.51)	(15.55)
Operating netback	79.07	10.20	77.82	81.58	8.50	79.76	83.09	78.11
Netherlands
Price	98.89	10.08	60.96	99.44	9.70	58.69	62.95	57.51
Operating	-	(1.88)	(11.14)	-	(1.53)	(9.10)	(9.59)	(8.65)
Operating netback	98.89	8.20	49.82	99.44	8.17	49.59	53.36	48.86
Australia
Price	115.22	-	115.22	117.03	-	117.03	108.00	111.16
Realized hedging loss	(1.75)	-	(1.75)	(0.55)	-	(0.55)	(4.55)	(4.94)
Operating	(24.97)	-	(24.97)	(21.47)	-	(21.47)	(17.00)	(15.60)
PRRT [1]	(4.11)	-	(4.11)	(26.33)	-	(26.33)	(30.46)	(33.23)
Operating netback	84.39	-	84.39	68.68	-	68.68	55.99	57.39
Total Company
Price	96.74	7.15	78.40	101.07	6.17	79.51	81.60	80.29
Realized hedging loss	(0.77)	-	(0.51)	(1.41)	-	(0.93)	(1.81)	(2.20)
Royalties	(5.63)	(0.08)	(3.88)	(5.64)	(0.04)	(3.82)	(4.45)	(4.22)
Transportation	(1.60)	(0.35)	(1.77)	(1.58)	(0.36)	(1.77)	(2.08)	(1.99)
Operating	(15.38)	(1.98)	(14.18)	(14.79)	(1.63)	(13.10)	(12.01)	(12.64)
PRRT [1]	(0.79)	-	(0.52)	(6.65)	-	(4.41)	(6.39)	(7.71)
Operating netback	72.57	4.74	57.54	71.00	4.14	55.48	54.86	51.53
General and administration			(2.89)			(3.21)	(2.89)	(3.47)
Interest expense			(2.49)			(2.03)	(1.89)	(1.94)
Realized foreign exchange gain			0.81			0.21	0.37	0.08
Other income (expense)			0.08			(0.55)	0.07	0.07
Current income taxes [1]			(6.98)			(8.94)	(9.92)	(9.34)
Fund flows netback			46.07			40.96	40.60	36.93
Accretion			(1.99)			(1.69)	(1.72)	(1.70)
Depletion and depreciation			(21.66)			(21.72)	(19.24)	(18.42)
Impairments			-			(4.83)	(19.10)	(5.01)
Gain on acquisition			-			3.33	-	-
Deferred taxes			(3.75)			1.42	5.42	3.60
Unrealized other (expense) income			(0.23)			(0.09)	0.17	(0.16)
Unrealized foreign exchange gain (loss)			4.50			(0.32)	(7.41)	(0.86)
Unrealized gain (loss) on derivative instruments			1.56			0.42	(2.90)	(0.24)
Equity based compensation			(6.01)			(3.46)	(4.79)	(3.01)
Earnings netback			18.49			14.02	(8.97)	11.13

[1]	Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	December 31,	December 31,
	2012	2011
ASSETS
Current
Cash and cash equivalents	102,125	234,507
Accounts receivable	180,064	176,820
Crude oil inventory	25,719	13,885
Derivative instruments	2,086	186
Prepaid expenses	10,508	10,261
	320,502	435,659

Deferred taxes	193,354	175,545
Exploration and evaluation assets	117,161	92,301
Capital assets	2,445,240	2,031,682
	3,076,257	2,735,187

LIABILITIES
Current
Accounts payable and accrued liabilities	300,682	297,756
Dividends payable	18,836	18,322
Derivative instruments	8,484	11,568
Income taxes payable	27,709	36,407
Amount due pursuant to acquisition	-	127,131
	355,711	491,184

Derivative instruments	-	767
Long-term debt	642,022	373,436
Asset retirement obligations	371,063	310,531
Deferred taxes	288,815	227,668
	1,657,611	1,403,586

SHAREHOLDERS' EQUITY
Shareholders' capital	1,481,345	1,368,145
Contributed surplus	69,581	56,468
Accumulated other comprehensive loss	(32,409)	(33,387)
Deficit	(99,871)	(59,625)
	1,418,646	1,331,601
	3,076,257	2,735,187

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

	Three Months Ended		Year Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2012	2011	2012	2011
REVENUE
Petroleum and natural gas sales	241,233	275,172	1,083,103	1,031,570
Royalties	(11,938)	(15,005)	(52,084)	(54,235)
Petroleum and natural gas revenue	229,295	260,167	1,031,019	977,335

EXPENSES
Operating	43,634	40,513	178,442	162,384
Transportation	5,458	7,028	24,113	25,539
Equity based compensation	18,484	16,150	47,104	38,667
(Gain) loss on derivative instruments	(3,237)	15,880	6,986	31,340
Interest expense	7,656	6,365	27,586	24,967
General and administration	8,888	9,753	43,773	44,583
Foreign exchange (gain) loss	(16,332)	23,722	1,546	9,998
Other expense (income)	460	(787)	8,751	1,155
Accretion	6,119	5,793	23,040	21,889
Depletion and depreciation	66,642	64,895	295,943	236,708
Impairments	-	64,400	65,800	64,400
Gain on acquisition	-	-	(45,309)	-
	137,772	253,712	677,775	661,630
EARNINGS BEFORE INCOME TAXES	91,523	6,455	353,244	315,705

INCOME TAXES
Deferred	11,541	(18,289)	(19,291)	(46,210)
Current	23,068	54,987	181,913	219,094
	34,609	36,698	162,622	172,884

NET EARNINGS (LOSS)	56,914	(30,243)	190,622	142,821

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	22,761	(18,984)	978	(1,810)
COMPREHENSIVE INCOME (LOSS)	79,675	(49,227)	191,600	141,011

NET EARNINGS (LOSS) PER SHARE
Basic	0.58	(0.32)	1.94	1.57
Diluted	0.57	(0.32)	1.92	1.55

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic	98,944	93,616	98,016	90,878
Diluted	100,425	93,616	99,294	92,272

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

	Three Months Ended		Year Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2012	2011	2012	2011
OPERATING
Net earnings	56,914	(30,243)	190,622	142,821
Adjustments:
Accretion	6,119	5,793	23,040	21,889
Depletion and depreciation	66,642	64,895	295,943	236,708
Impairments	-	64,400	65,800	64,400
Gain on acquisition	-	-	(45,309)	-
Unrealized (gain) loss on derivative instruments	(4,796)	9,765	(5,751)	3,040
Equity based compensation	18,484	16,150	47,104	38,667
Unrealized foreign exchange (gain) loss	(13,873)	24,974	4,350	11,022
Unrealized other expense (income)	706	(562)	1,220	1,999
Deferred taxes	11,541	(18,289)	(19,291)	(46,210)
Asset retirement obligations settled	(8,424)	(7,559)	(13,739)	(23,071)
Changes in non-cash operating working capital	(33,406)	29,315	(47,409)	(4,173)
Cash flows from operating activities	99,907	158,639	496,580	447,092

INVESTING
Drilling and development	(151,157)	(129,478)	(413,221)	(411,227)
Exploration and evaluation	(5,878)	(22,773)	(39,317)	(79,553)
Property acquisitions	-	(12,777)	(106,184)	(50,878)
Corporate acquisitions, net of cash acquired	(63,482)	-	(63,482)	-
Payment of amount due pursuant to acquisition	(134,307)	-	(134,307)	-
Changes in non-cash investing working capital	17,996	(15,989)	16,588	(6,068)
Cash flows used in investing activities	(336,828)	(181,017)	(739,923)	(547,726)

FINANCING
Increase (decrease) in long-term debt	148,271	(36,001)	265,395	(150,001)
Issuance of senior unsecured notes	-	-	-	220,561
Issuance of shares pursuant to the dividend reinvestment plan	-	16,802	36,339	59,081
Cash dividends	(37,890)	(52,777)	(187,484)	(206,434)
Issuance of shares	-	252,004	-	252,004
Cash flows from financing activities	110,381	180,028	114,250	175,211
Foreign exchange gain (loss) on cash held in foreign currencies	5,220	(6,194)	(3,289)	(825)

Net change in cash and cash equivalents	(121,320)	151,456	(132,382)	73,752
Cash and cash equivalents, beginning of period	223,445	83,051	234,507	160,755
Cash and cash equivalents, end of period	102,125	234,507	102,125	234,507

Supplementary information for operating activities - cash payments
Interest paid	5,091	2,349	30,792	18,907
Income taxes paid	48,029	73,301	190,611	242,249

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

			Accumulated
			Other	Retained	Total
	Shareholders'	Contributed	Comprehensive	Earnings	Shareholders'
	Capital	Surplus	Loss	(Deficit)	Equity
Balances as at January 1, 2011	1,025,770	40,726	(31,577)	10,983	1,045,902
Net earnings	-	-	-	142,821	142,821
Currency translation adjustments	-	-	(1,810)	-	(1,810)
Equity based compensation expense	-	37,881	-	-	37,881
Dividends declared	-	-	-	(207,846)	(207,846)
Issuance of shares, net of deferred taxes	254,786	-	-	-	254,786
Issuance of shares pursuant to the
dividend reinvestment plan	59,081	-	-	-	59,081
Vesting of equity based awards	22,139	(22,139)	-	-	-
Share-settled dividends
on vested equity based awards	5,583	-	-	(5,583)	-
Shares issued for bonus plan	786	-	-	-	786
Balances as at December 31, 2011	1,368,145	56,468	(33,387)	(59,625)	1,331,601

			Accumulated
			Other		Total
	Shareholders'	Contributed	Comprehensive		Shareholders'
	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012	1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings	-	-	-	190,622	190,622
Currency translation adjustments	-	-	978	-	978
Equity based compensation expense	-	46,468	-	-	46,468
Dividends declared	-	-	-	(223,717)	(223,717)
Issuance of shares pursuant to the
dividend reinvestment plan	72,058	-	-	-	72,058
Vesting of equity based awards	33,355	(33,355)	-	-	-
Share-settled dividends
on vested equity based awards	7,151	-	-	(7,151)	-
Shares issued for bonus plan	636	-	-	-	636
Balances as at December 31, 2012	1,481,345	69,581	(32,409)	(99,871)	1,418,646

DESCRIPTION OF EQUITY RESERVES

Shareholders' capital
Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus
Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders' capital.

Accumulated other comprehensive loss
Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

Retained earnings (deficit)
Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, C.A., Executive VP & CFO;
Anthony Marino, Executive VP & COO;
and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 04-MAR-13